

Mail Stop 3720

October 15, 2008

Rinaldi Firmansyah
President Director
Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk
Jalan Japati, 1
Banung 40133
Indonesia

> **Re:** **Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed March 23, 2008**
> **File No. 001-14406**

Dear Mr. Firmansyah:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director